AARP Financial Incorporated
Two Highwood Drive, Suite 202
Tewksbury, MA 01876

Via EDGAR Correspondence

May 22, 2009

Ms. Christina DiAngelo
Division of Investment Management
Office of Disclosure and Review
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: AARP Funds and AARP Portfolios (collectively the "Registrants"),
          SEC File No. 811-21825; and SEC File No. 811-21839, respectively.

Dear Ms. DiAngelo:

This letter responds to comments you provided to me as the Registrants' Treasurer, in a telephonic discussion on Friday, April 24, 2009. A summary of the comments and our response thereto are provided below.

JUNE 30, 2008 SHAREHOLDER REPORTS

1.   Comment: In the June 30, 2008 shareholder report for the AARP Funds, the first paragraph under the performance chart on page 3 in the "How the Funds Performed" section beginning with "Total annual fund operating fees…" should reflect the grossed up expense ratios from the most recent prospectus, not the grossed up expense ratios from the financial statements as indicated in FINRA Rule 2210.

          Response: Going forward, the AARP Funds financials will include grossed up expense ratios from the most current prospectus as well as additional disclosure directing investors to current information in the Funds financial highlights section of the shareholder report.

2.   Comment: The June 30, 2008 shareholder report for the AARP Funds, page 40, references "one interested trustee" although no interested trustees are listed in the detail section.

          Response: As of June 30, 2008, the AARP Funds did not have an interested trustee on its board. An interested trustee has since been appointed and all subsequent annual reports for the AARP Funds will disclose this fact.

3.   Comment: In the June 30, 2008 shareholder report for the Registrants, the Trustee and Officers section should include the following:

                    a)   Term of Office for each Trustee

b)   # of Portfolios overseen by Directors

Response: Going forward, the Registrants' annual report will include the information identified above.

4.   Comment: In future shareholder reports for the Registrants, consider enhancing the fair value language footnotes by including the following:

a)   Factors the Board considered in establishing the fair valuation

b)   Other wording to enhance the process

Response: In future shareholder reports, additional disclosure will be included in regards to the fair valuation footnotes of the financial statements.

5.   Comment: Future Financial Statement Footnotes should reflect any expense recapture arrangement, if applicable.

Response: At the present time, there is no expense recapture arrangement in place. Accordingly, this comment does not apply to the Registrants.

6.   Comment: Future Financial Statement Footnotes (Item 4) should include additional disclosure of purchases and sales of U.S. Government securities purchases, if applicable.

Response: In future shareholder reports, additional disclosure will be included in regards to these footnotes.

7.   Comment: Investments in affiliates, as shown in the September 30, 2008 Form NQ, should be included if applicable per Regulation S-X Article 12-14. The June 30, 2008annual financial statements did not have this disclosure.

Response: Investments in affiliates will be included in future shareholder reports.

FORM N-CSR

8.   Comment: In response to Item 4(e)(2), Principal Accountant Fees and Services, of Form N-CSR for the reporting period ending June 30, 2008, Registrants stated that "one hundred percent of the services described in each of paragraphs (b) through (d) of this Item were approved by the Registrant's Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X." The response to this item should read zero percent instead of one hundred percent

Response: The Auditors of the Funds have not been retained for services other than the Funds and Portfolios audits. Therefore, there have not been any items that require Audit Committee pre-approval. This item will be revised to reflect zero percent (0%) during the next Form N-CSR filing.

FORM N-PX

9. Comment: Form N-PX Filing for the AARP Funds should include the following:

   a) Voting record for the SSB Money Market Master Portfolio

   b) Include blanket statement for fixed income funds

   Response: Going forward, the AARP Funds Form N-PX will include the following statement with respect to the AARP Money Market Fund: "The fund invests substantially all of its assets in the State Street Money Market Portfolio, a series of State Street Master Funds. The proxy voting record for the State Street Money Market Portfolio, a series of State Street Master Funds (811- 9599), is available in the SEC EDGAR database at www.sec.gov."

FUND WEBSITE

10. Comment: The Fund Details tab on the AARP Funds' website should include the following:

    a) Identification of the source of distributions (income, capital gains, return of capital etc.)

    b) Fees and expense chart should identify the date and expense rate as of a certain date

    Response: AFI will add the identification of the source of distributions as well as the date and expense rate as of a certain date to the website.

11. Comment: The AARP Funds' website should include a hyperlink to the State Street Money Market Portfolio.

    Response: The following disclosure will be added to the website: "The proxy voting record for the State Street Money Market Portfolio, a series of State Street Master Funds (811-9599), is available in the SEC EDGAR database at www.sec.gov."

                                   * * * * *

We hope that the foregoing is responsive to each of the comments provided. Please do not hesitate to contact me at 978-614-7657 if you have any questions concerning the foregoing.

                                   Sincerely,

                                   /s/ Jeffrey Gaboury

                                   Jeffrey Gaboury
                                   Treasurer
                                   AARP Funds and AARP Portfolios

EXHIBIT

AARP Financial Incorporated
Two Highwood Drive, Suite 202
Tewksbury, MA 01876

Via EDGAR Correspondence

May 22, 2009

Ms. Christina DiAngelo
Division of Investment Management
Office of Disclosure and Review
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: AARP Funds and AARP Portfolios (collectively the "Registrants"),
          SEC File No. 811-21825; and SEC File No. 811-21839, respectively.

Dear Ms. DiAngelo:

In connection with the responses being made on behalf of the Registrants to comments you provided to me on April 24, 2009 with respect to certain of Registrants' filings, the Registrants hereby acknowledge that:

- the Registrants are responsible for the adequacy and the accuracy of the disclosure in their filings;

- comments of the staff of the Securities and Exchange Commission ("SEC Staff") or changes to disclosure in response to SEC Staff comments in the filings reviewed by the SEC Staff do not foreclose the Securities and Exchange Commission ("SEC") from taking any action with respect to the filings; and

- the Registrants may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the Unites States.

As indicated in the SEC's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrants.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact the undersigned at 978-614-7657 if you have any questions concerning the foregoing.

Sincerely,

/s/ Jeffrey Gaboury

Jeffrey Gaboury
Treasurer
AARP Funds and AARP Portfolios